Exhibit 99.4

NICE Introduces First-of-its-Kind AI Solution for Voice of the Customer to Prevent Customer Churn and Reduce Costly Repeat Calls

NICE Enlighten AI Feedback powers agile real-time action with hyper-personalized surveys to quickly resolve customer issues

Hoboken, N.J., June 15, 2021 – NICE (Nasdaq: NICE) today announced another NICE Enlighten AI breakthrough innovation – the infusion of AI with NICE Satmetrix Voice of the Customer. NICE Enlighten AI Feedback powers organizations to identify and then turn at-risk customers into loyal net promoters by automating and deploying real-time hyper-personalized, contextual, conversational surveys at scale. Enlighten AI Feedback vastly expands closed loop efforts, quickly resolves customer issues, and prevents churn – all while preventing costly repeat calls from unsatisfied customers.

Contact center leaders are charged with improving satisfaction and loyalty while increasing operational efficiencies, but they lack the right tools to take agile action with at-risk customers – especially high value customers – to efficiently and quickly resolve their issues. Enlighten AI Feedback addresses this by expanding upon NICE Satmetrix Voice of the Customer using out-of-the-box AI models to proactively achieve even higher levels of customer satisfaction and loyalty with reduced time and effort, and increased accuracy – at enterprise scale.

“Today, firms learn causes of customer churn after losing their clientele. Modern contact centers don’t need to pay such a high price of frustrating or losing their clientele. Contact centers using AI capabilities achieve 2.3x greater improvement in first contact resolution rates, 3.5x greater annual increase in customer satisfaction rates, and an 11.5x greater annual improvement (decrease) in service costs,” said Omer Minkara, Aberdeen Vice President & Principal Analyst.

New consumer habits and new journeys rooted in our digital environment are here to stay. As a result, consumers are reaching out to contact centers for more reasons than ever before – during online research, while making purchases, with post purchase inquiries, and for renewal. And, consumers are interacting in more channels than ever before – including online chat, text, and social messaging, in addition to voice and email.

According to a recent NICE survey, 92% of contact center decision makers saw increased interaction volume. Further, NICE saw in 2020 a 100% year-over-year increase in its customers’ digital interactions volume. Today’s digital first customers can voice their dissatisfaction to potentially millions in just seconds, and switch brands with one simple swipe. Customer loyalty has never been more tenuous. In fact, 84% of consumers say they are likely to switch brands after one bad customer service experience. That’s why it’s more important than ever that organizations of all sizes empower customer service with an AI-powered holistic Voice of the Customer program - to boost satisfaction, enhance loyalty, and reduce churn while creating impactful experiences that protect and differentiate their brand.

Enlighten AI Feedback, the infusion of Enlighten AI with NICE Satmetrix Voice of the Customer:
•Listens to and interprets 100% of interactions to transform subjective behaviors into objective insights without bias, using no human effort.
•Eliminates the need for human listening to understand agent performance and identify customer churn threats while providing more precise information.
•Based on the context of the interaction, deploys real-time hyper-personalized, contextual, conversational surveys that expand closed loop efforts to improve customer satisfaction and increase lifetime value.
•Uses pre-trained models that drive proactive, predictive, and prescriptive action to improve the operational efficiency of closed loop efforts at scale.
•Accelerates agile actions to resolve customer issues and prevent churn.

“Enlighten AI Feedback is yet another market-first offering from NICE that demonstrates our continued commitment to infusing AI and automation across our complete portfolio,” said Barry Cooper, President, NICE Workforce & Customer Experience Group. “With this latest innovation that leverages NICE Enlighten AI out-of-the-box predictive behavioral models, companies can now proactively identify unresolved customer issues and act on them to provide extraordinary service and retain high-value customers.”

Mr. Cooper continued, “As part of a holistic Voice of the Customer program, Enlighten AI Feedback identifies CX blind spots and enables organizational agility to close the loop. With that, it delivers what customers want and expect: informed conversations that are frictionless, hyper-personalized – and help resolve their problems quickly and easily.”

NICE Satmetrix Voice of the Customer powers enterprises to combine and analyze millions of customer interactions, solicited feedback, and operational data to uncover blind spots, increase customer satisfaction, and improve agent performance. The world’s leading Voice of the Customer solution for organizations that rely on the strategic value of the contact center, NICE Satmetrix Voice of the Customer enables companies of all sizes across the globe to act on feedback and transform the customer experience at scale. A holistic solution unified with CXone and the NICE portfolio, NICE Satmetrix Voice of the Customer delivers superior analytics to operationalize feedback on the frontline and across the comprehensive customer journey.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201-561-4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; he effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.